16 May 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 16 May 2006 it purchased 600,000 Reed Elsevier PLC ordinary shares at a price of 530.4855 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 16,758,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,264,474,043 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 16 May 2006, it purchased 385,000 Reed Elsevier NV ordinary shares at a price of €11.5315 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 10,726,500 Reed Elsevier NV ordinary shares in treasury, and has 734,203,336 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).